The Vintage Funds
                   429 North Pennsylvania Street
                    Indianapolis, Indiana 46204

FILED VIA EDGAR

January 25, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Kathy L. Tewey, Accountant,
            Division of Investment Management

       Re:  The Vintage Funds;
            FILE NOS. 33-89078 AND 811-8968


Ladies and Gentlemen:

          Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), The Vintage Funds (the "Fund") hereby applies for withdrawal of Post-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-1A filed January 8, 1996 (the "Amendment").

          As Jeff Brown of Baker & Daniels, the Fund's counsel, has discussed telephonically with Kathy Tewey of the Division of Investment Management, the Amendment was filed prematurely without the review of counsel and without incorporating responses to Ms. Tewey's comments on Post-Effective Amendment No. 2 to the Registration Statement filed in November 1995. Moreover, the Amendment was erroneously filed pursuant to Rule 485(a), rather than Rule 485(b), under the 1933 Act. On or before January 29, 1996, the Fund intends to re-file Post-Effective No. 3 to the Registration Statement to reflect Ms. Tewey's comments and certain other material changes to the Registration Statement, pursuant to Rule 485(b) under the 1933 Act.

          Given the timeframe involved with this application, the Fund respectfully requests that this application be granted as soon as possible. Thank you and, should there be any questions regarding this matter, please contact Jeff Brown of Baker & Daniels at (317) 237-1113.

                              Very truly yours,

                              THE VINTAGE FUNDS


                              By:  /S/ TIMOTHY L. ASHBURN
                                   Timothy L. Ashburn
                                   President